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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 4)(1)



                                  SAFEWAY INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                   786514-20-8
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)


--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   786514-20-8              13G               PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          SSI EQUITY ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    9,969,660*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   9,969,660*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,969,660*
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------




*SSI Equity Associates, L.P. holds warrants to purchase an aggregate of 9,969,660 shares of common stock of Safeway Inc. Share amounts are as of December 31, 1998. Gives effect to a two-for-one stock split effected on February 25, 1998.



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ITEM 1.

(a)     NAME OF ISSUER:

               Safeway Inc.

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5918 Stoneridge Mall Road
               Pleasanton, California 94588

ITEM 2.

(a)     NAME OF PERSON FILING:

               SSI Equity Associates, L.P.

(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               9 West 57th Street
               New York, New York 10019

(c)     CITIZENSHIP:

               Delaware

(d)     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

(e)     CUSIP NUMBER:

               786514-20-8

ITEM 3.        Not applicable

ITEM 4.        OWNERSHIP

(a)     AMOUNT BENEFICIALLY OWNED:

               SSI Partners, L.P., a Delaware limited partnership, is the sole general partner of SSI Equity Associates, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of common stock of Safeway Inc. beneficially owned by SSI Equity Associates, L.P. As of December 31, 1998, SSI Equity Associates, L.P. was the registered holder of warrants to purchase an aggregate of 9,969,660 shares of common stock of Safeway Inc. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell and



                               Page 3 of 7 pages.
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               Paul E. Raether are the general partners of SSI Partners, L.P., and may be deemed to share beneficial ownership of any shares of common stock of Safeway Inc. that SSI Partners, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership. Messrs. Kravis, Roberts, MacDonnell and Raether are also general partners of KKR Associates, L.P., a New York limited partnership, which may be deemed to beneficially own more than five percent of the common stock of Safeway Inc. Because of such ownership, SSI Equity Associates, L. P. hereby reports its beneficial ownership on this
               Schedule 13G, although it disclaims that it is the beneficial owner of more than five percent of the common stock of Safeway Inc. All share numbers in this Schedule 13G give effect to a two-for-one stock split effected on February 25, 1998.

(b)     PERCENT OF CLASS:

               2.0% (upon issuance of common stock of Safeway Inc. after exercise of warrants to purchase an aggregate of 9,969,660 shares of such common stock.)

(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)    Sole power to vote or direct the vote:

                      9,969,660     (represents an aggregate of 9,969,660 shares
                                    of common stock of Safeway Inc. issuable upon exercise of warrants.)

        (ii)   Shared power to vote or to direct the vote:

                      -0-

        (iii)  Sole power to dispose or to direct the disposition of:

                      9,969,660     (represents an aggregate of 9,969,660 shares
                                    of common stock of Safeway Inc. issuable upon exercise of warrants.)

        (iv)   Shared power to dispose or to direct the disposition of:

                      -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Item 4 above.



                               Page 4 of 7 pages.

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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.





                               Page 5 of 7 pages.
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999


                                             SSI EQUITY ASSOCIATES, L.P.

                                             By:    SSI PARTNERS, L.P.
                                             Its:   General Partner




                                             By: /s/    Salvatore J. Badalamenti
                                             -----------------------------------
                                                 Name:  Salvatore J. Badalamenti
                                                 Title: Attorney-in-Fact for
                                                        Henry R. Kravis,
                                                        General Partner



                               Page 6 of 7 pages.

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                                 EXHIBIT INDEX


Exhibit 24 - Power of Attorney






                               Page 7 of 7 pages.